EX-28.p.11.i

Putnam’s Code of Ethics

for contractors with access to investment information

September 2016

Overview

Contractors at Putnam who have access to non-public investment information (such as recommendations and unexecuted trade orders) are required, as a condition of being permitted to perform work at or on behalf of Putnam, to read, understand, and comply with the Access Person rules and policies described below. Putnam has created this version of its Code of Ethics to outline the rules applicable to contractors who are Access Persons of Putnam.

The objective of this Code is to ensure that contractors at Putnam comply with all applicable laws and avoid any conflict of interest that might result in any harm to Putnam’s clients. Putnam owes a fiduciary duty to its clients. This Code of Ethics is designed to strengthen the trust and confidence that our clients place in Putnam and demonstrate that Putnam’s clients’ interests come first.

Adherence to this Code is a fundamental condition of serving as a contractor at Putnam. Every individual (including contractors) with access to non-public investment information is expected to adhere to the requirements of the Code. Any contractor failing to do so may be subject to disciplinary action, including financial penalties and termination of the contractor’s service, as determined by the Code of Ethics Oversight Committee.

Definitions

Business or financial relationship refers to any type of existing or prospective arrangement between Putnam, on the one hand, and another entity or person, on the other hand, in which Putnam provides or receives financial consideration, goods, services, or advice. It also includes any investment by Putnam for itself or its clients. This means that there is a business or financial relationship between Putnam and each portfolio company. Closed-end fund means a fund that has a fixed number of shares outstanding and does not redeem its shares. Closed-end funds typically trade like stocks on an exchange.

The Code of Ethics Officer and the Deputy Code of Ethics Officer are responsible for enforcing and interpreting the Code. Following are the current members of the Code of Ethics staff, each of whom can answer contractor questions and provide other assistance regarding the Code:

Code of Ethics Officer:	James Clark	(617) 760-8939
Deputy Code of Ethics Officer:	Akiko Lindholm	(617) 760-2177
Compliance Specialist:	Dana Scribner-Shea	(617) 760-7182
Compliance Specialist:	Jennifer Waden	(617) 760-0554

Code of Ethics Oversight Committee has oversight responsibility for administering the Code of Ethics. Members include the Code of Ethics Officer and other members of Putnam’s senior management appointed by the Chief Executive Officer of Putnam. The Committee reviews and approves Code revisions, violations, and sanctions. In certain instances, requests for exemptions may require the approval of the Committee. The Committee meets on a quarterly basis or as otherwise necessary.

Exchange-Traded Fund (ETF) means a fund (other than a closed-end fund) that can be traded on an exchange throughout the day like a stock. ETFs often track an index. Examples include (but are not limited to) SPDRs, WEBs, QQQQs, iShares, and HLDRs.

Immediate Family means the contractor’s spouse, domestic partner, fiancé(e), or other family members who are living in the same household. Immediate Family also includes any other family members, including in-laws, for whom the contractor can exercise investment discretion, regardless of whether or not they live in the same household.

Private Placement means any offering of a security not offered to the public and not requiring registration with the relevant securities authorities, including but not limited to, equity or debt issued by a privately held company, private funds, hedge funds, or other privately offered securities.

Putnam means any or all of Putnam Investments, LLC and its subsidiaries (other than PanAgora Asset Management, Inc. and any of its subsidiaries), any one of which shall be a Putnam company.

Putnam contractor, or contractor, means any contractor with access to non-public investment information of Putnam and, for purposes of all rules in Sections 1 and 2, also includes the following:

•	Members of the Immediate Family of the contractor;

•	Any trust in which the contractor or Immediate Family member is a trustee with investment discretion;

•	Any account for a partnership in which the contractor or Immediate Family member is a general partner or a partner with investment discretion;

•	Any closely held entity (such as a partnership, limited liability company, or corporation) in which the contractor or Immediate Family member holds a controlling interest and with respect to which he or she has investment discretion;

•	Any account (including any retirement, pension, deferred compensation, or similar account) in which the contractor or Immediate Family member has a substantial economic interest and over which the contractor or Immediate Family member exercises investment discretion;

•	Any account other than a Putnam client account that receives investment advice of any sort from the contractor or Immediate Family member, or as to which the contractor or Immediate Family member has investment discretion.

Security The instruments that are required to be pre-cleared under Section 1.1 are considered to be securities for purposes of this Code and are also required to be reported by contractors under Section 3. In addition, transactions in exchange-traded funds (ETFs), exchange-traded notes (ETNs), exchange-traded commodities (ETCs), options, futures, and other derivative securities are required to be reported by contractors under Section 3, even for those instruments that are not required to be pre-cleared pursuant to Section 1.1(c).

1. Pre-clearance Requirements

1.1. Contractors are required to pre-clear (as described below) transactions in their brokerage accounts and accounts of their Immediate Family members. Contractors may pre-clear transactions using the Code of Ethics PTA system or by contacting the Code of Ethics staff in advance to pre-clear a trade.

1.1(a) Contractors must pre-clear all trades in the following securities:

•	Stocks of companies

•	Bonds and other debt instruments, including new offerings (including preferred stock, corporate, municipal, high-yield, and convertible bonds)

•	Options, warrants, and all other derivatives of any underlying securities, which themselves require preclearance.

•	Closed-end funds, including Putnam closed-end funds

Contractors must also pre-clear the following transactions:

•	Private Placements and purchases of hedge funds or other private investment funds — must receive pre-approval from the Code of Ethics Oversight Committee. (Sales of private placements, hedge funds, or other private investment funds do not need to be pre-cleared; however, they must be reported.)

•	Donating or gifting of securities

•	Shares purchased by subscription or by mail. (If purchasing directly from a company’s transfer agent by check, you must pre-clear the day the check is to be mailed.)

•	Tendering securities from your personal account

•	Loans or guarantees of obligations being made to non-family members with whom Putnam has a business or financial relationship to the extent that a contractor knows of such business or financial relationship

•	Exercising rights to purchase shares of a company’s stock (other than involuntary exercises)

•	Exercising options or warrants to acquire shares of a company’s stock (other than involuntary exercise as set forth under Section 1.1(c))

1.1(b) Provisions Applicable to Pre-Clearances

A pre-clearance is only valid for trading on the day it is obtained. However, trades by contractors in Putnam’s Asian or European offices, or trades by any contractors in securities listed on Asian or European stock exchanges, may be executed within one business day after pre-clearance is obtained. If the Code of Ethics system does not recognize a security, if a contractor is unable to use the system, or if he or she has any questions with respect to the system or pre-clearance, the contractor must contact the Code of Ethics staff.

1.1(c) Exceptions from Pre-Clearance Requirements

Pre-clearance is not required for certain transactions. (Please note that reporting may still be required for Access Persons even when pre-clearance is not required. Please see Section 3 for reporting requirements.)

Pre-clearance is not required for:

•	Open-end mutual funds

•	Currencies

•	Commodities

•	Treasury securities and other U.S. and other sovereign government debt. (Please note that agency securities, such as securities issued by Fannie Mae and Freddie Mac, require pre-clearance.)

•	Certificates of deposit (CDs), commercial paper, repurchase agreements, bankers’ acceptances, and other money market instruments

•	Options and futures and all other derivatives of securities not requiring pre-clearance. (Please note that an example of a case where pre-clearance would not be required would be Treasury futures contracts.)

•	Options and futures and all other derivatives based on an index of securities

•	Exchange-traded funds (ETFs), exchange-traded notes (ETNs), and exchange-traded commodities (ETCs)

•	Trades in approved discretionary accounts (see Section 3.2 for additional information)

•	Transactions that are involuntary (i.e., not initiated by the contractor or an Immediate Family member covered under the Code), including dividend reinvestments under an automatic program of a publicly traded issuer and broker actions not initiated by the contractor, such as option assignments or sales out of the brokerage account to cover fees or margin calls (provided the contractor may not have withdrawn funds from the margin account in the prior ten days)

1.2. Restricted List

Contractors may not trade in securities that are on Putnam’s Restricted List, except as set forth below under “Large-/Mid-Cap Exemption.” There are a number of reasons why a security may appear on the Restricted List, and securities are placed on the Restricted List under criteria, and in specific circumstances, as determined by the Code of Ethics Officer or the Code of Ethics Oversight Committee. If a security is not on the Restricted List, other classes of securities of the same issuer (e.g., preferred or convertible preferred stock) may be on the Restricted List. It is the contractor’s responsibility to identify with particularity the class of securities being pre-cleared. Bonds are generally restricted at the issuer level.

Large-/Mid-Cap Exemption. A contractor may trade up to $25,000 in principal amount of the shares of a security appearing on the Restricted List if it is an equity security of an issuer with a market capitalization greater than $2 billion. However, these transactions must still be pre-cleared. Market capitalization is defined as outstanding shares multiplied by current price per share.

1.3. Prohibited Transactions

The following transactions and activities are prohibited for all contractors:

1.	Good-until-canceled orders (GTC): Any order not executed on the day of pre-clearance must be resubmitted for pre-clearance before being executed on a subsequent day.

2.	Short sales of any security that is subject to pre-clearance requirements. However, short sales against the box are permitted. In addition, opening an option position that would result in a short position in the underlying security upon assignment or expiration is also prohibited (i.e., buying a put option or selling a call option without owning a number of shares at least equal to the delivery obligation under the contract is prohibited). Purchasing a put option or selling a call option would not be considered acceptable if the only position covering such option would be another option position, such as purchasing a call option or selling a put option, to avoid a violation.

3.	Purchasing equity securities in an initial public offering (IPO). Although exceptions from this prohibition will rarely be granted, contractors may request an exemption from the Code of Ethics Officer, who may grant exceptions in unusual cases such as when an Immediate Family member’s association or employment with the issuer warrants consideration or when the contractor has had a pre-existing status for at least two years as a policyholder or depositor in connection with a bank or insurance company conversion from mutual or cooperative form to stock form.

4.	Trading with material, non-public information (see Section 4.1).

5.	Personal Trading with Putnam Client Portfolios. Putnam contractors may not buy or sell securities when the contractor knows a Putnam client account is on the other side of the trade.

6.	Participating in an investment club.

7.	Spread betting. PIL contractors may not enter into any spread betting contracts on financial instruments.

8.	Opening a discretionary account (see Section 3.2) and trading securities requiring pre-clearance without obtaining proper advance approval for that account as required.

1.4 Policy Regarding Frequency of Personal Trading

Putnam contractors are not limited to a pre-determined number of trades in securities during a specified time frame. However, excessive trading by a contractor can divert the contractor’s attention from his or her responsibilities as a contractor and increases the possibility of engaging in transactions that are in actual or apparent conflict with Putnam’s client accounts. Putnam reserves the right to monitor the number of trades (including for these purposes, trades in securities that are required to be pre-cleared under Section 1.1(a), and other securities that are required to be reported under Section 3.4 or 3.5, such as ETFs, ETNs, ETCs, options, futures, and other derivative securities) executed by a contractor and members of his or her Immediate Family and may review any such activity that appears to be excessive with the contractor’s manager(s) and/or the Code of Ethics Oversight Committee, as deemed appropriate by the Code of Ethics Officer. The Code of Ethics Oversight Committee shall have the authority to address any circumstances of excessive trading in securities in accordance with Section 6 of this Code.

2. 60-Day Short-Term Rule

Contractors may not sell a security at a price higher than any price paid for that security within the last 60 calendar days, or buy a security at a price below which he or she sold it within the last 60 days. This rule applies to transactions across all accounts of the contractor. All trades for the previous 60 days in all accounts will be compared to the trade date for the transaction in question to determine whether a violation has occurred. Thus, if within a 60-day period a contractor buys a security for $10, buys it again for $15, and then sells shares of this security for $12, this will be considered a violation even though some shares of the security in question were bought for a higher price. To further illustrate the rule, if a contractor buys a security for $15 on one day, buys it again for $10 a year later, and then less than 60 days after the second purchase sells shares of this security for $12, this will be considered a violation even though some shares of the security in question were bought for a higher price more than 60 days earlier. Contractors may also not open an option transaction for a contract that expires in 60 days or less. The holding period for securities acquired upon exercise of a purchased call option shall be calculated using the date of acquisition of the option (rather than the date of exercise of the option) as the starting point for the 60-day holding period. Further, this rule also applies to common stock and option exercise transactions. For example, a contractor may purchase calls/call spreads, and he or she may buy/sell a common stock of the same security (because transactions in options and common stock shares are treated differently); however, if the contractor plans to exercise the options, he or she needs to ensure that it is not in the opposite direction of the common stock transaction (at a profit) that he or she traded within the past 60 days.

3. Reporting and Training Requirements

3.1. Initial/Annual Brokerage Accounts and Holdings Report

All contractors (on their own behalf and on behalf of their Immediate Family members (see Definitions)) are required to report the existence of any accounts that have the capability of purchasing any securities. This rule includes all brokerage accounts, accounts held directly at an issuer’s transfer agent, and securities held in physical certificate form by a contractor or any Immediate Family member of the contractor. The only investment accounts excluded from this rule are accounts that are only permitted to hold open-end mutual funds and no other investments and TreasuryDirect accounts, which can only purchase Treasury securities.

To satisfy this requirement, a new contractor must complete the Code of Ethics and Broker Account Certification and the Initial Holdings Certification provided to them and forward the completed documents to the Code of Ethics department within 10 days of hire along with a copy of the most recent account statement for each account disclosed.

Existing contractors opening a new account (including accounts being opened for Immediate Family members) must disclose it to the Code of Ethics Department prior to opening, or immediately after opening, the account in advance of the first personal securities transaction in the account. All contractors will be required to certify annually that all accounts requiring disclosure are accurately listed in the Code of Ethics PTA system.

3.2. Separate Provisions for Brokerage/Securities Accounts That Are Professionally Managed (Discretionary) Accounts — Initial and Annual Requirements

If you wish to establish a professionally managed or discretionary account (including professionally managed or discretionary accounts being opened for Immediate Family members), where you completely turn over decision-making authority to a professional money manager who is not subject to this Code and you have no direct or indirect influence or control over the discretionary account, you must disclose the existence of the account and receive approval from the Code of Ethics staff in advance of the first personal securities transaction (new contractors have 30 days to obtain the appropriate approval). You do not need to pre-clear or report securities transactions in these accounts. Please note that a discretionary account may not purchase an IPO. The broker or advisor maintaining discretion over the account must be an independent third party not affiliated with or related to the Putnam contractor in any way.

The broker or advisor maintaining discretion over the account may not be a family member of the Putnam contractor. In order for the account to be considered discretionary, the contractor must:

1.	Complete an initial certification in which both the contractor and the broker/advisor certify that the Putnam contractor or Immediate Family member does not participate in investment decisions on the account;

2.	Complete an annual certification in which the contractor certifies that the Putnam contractor or Immediate Family member does not participate in investment decisions on the account and does not have direct or indirect influence or control over the account;

3.	Respond, and arrange for the contractor’s broker/advisor to respond, to such inquiries as deemed advisable by the Code of Ethics staff in their assessment of whether the account is discretionary; and

4.	Ensure that copies of broker statements are delivered to Putnam Investments.

3.3. Account Confirmations and Statements

All contractors are required to ensure that copies of all confirmations and statements are delivered to Putnam for all accounts described in Section 3.1 above, and to ensure that copies of all statements (but not confirmations) are delivered to Putnam for all discretionary accounts referenced in Section 3.2. When the contractor discloses the account as required, the Code of Ethics staff will issue a 407 letter, or other communication to the entity where the contractor’s account is held, requesting that confirmations and statements be sent to Putnam on the contractor’s behalf. However, it is ultimately the contractor’s responsibility to ensure that his or her broker has complied with this request. Contractors in non-U.S. offices may be subject to different requirements with respect to the frequency of providing account confirmations and statements. Any such different requirements will be communicated to the contractors by the Code of Ethics staff.

If it is discovered that these reports are not being delivered to Putnam, the Code of Ethics staff will bring this issue to the contractor’s attention and request he or she assist in rectifying the issue. If it is determined that a broker has failed to comply with requests to deliver these reports, Putnam reserves the right to require the contractor to close the account within 30 days by transferring the account to another dealer willing to comply with this requirement (any trades as a result of a transfer must be pre-cleared). In cases where Putnam has an electronic reporting relationship established with a firm, Putnam may rely on this electronic reporting for monitoring and record keeping in lieu of receiving trade confirmations and statements via mail.

3.4. Initial/Annual Holdings Report

All contractors must disclose and certify their securities holdings, including all holdings for Immediate Family member accounts, within 10 days of becoming a contractor with access to non-public investment information and then on an annual basis thereafter (within 45 days after the end of the year). The report of securities holdings must include all securities that require pre-clearance under Section 1.1 (a), as well as holdings in non-U.S. sovereign government debt, ETFs, ETNs, ETCs, options, futures, and other derivative securities. Each of the initial and annual holdings reports must contain the following information:

Initial holdings report:

•	The title, number of shares, and principal amount of each security in which the contractor had any direct or indirect beneficial ownership when the person became a contractor with access to investment information;

•	The name of any broker, dealer, or bank with whom the contractor maintained an account in which any securities could be held for the direct or indirect benefit of the contractor as of the date the person became a contractor with access to investment information; and

•	The date that the report is submitted by the contractor.

Annual holdings report:

•	The title, number of shares, and principal amount of each security in which the contractor had any direct or indirect beneficial ownership,

•	The name of any broker, dealer, or bank with whom the contractor maintained an account in which any securities could be held for the direct or indirect benefit of the contractor; and

•	The date that the report is submitted by the contractor.

3.5. Quarterly Transaction Report

Contractors must disclose and certify all of their personal securities transactions, including transactions for Immediate Family member accounts, within 20 calendar days following the end of each quarter. If the 20th of a month after the end of a quarter falls on a holiday or weekend, the Code of Ethics Officer may extend the deadline. In addition to the securities requiring pre-clearance under Section 1.1(a), contractors are required to disclose and certify all personal transactions in non-U.S. sovereign government debt, as well as ETFs, options, futures, and other derivative securities, not just those requiring pre-clearance. The quarterly transaction report must contain the following information:

•	The date of the transaction, the title, the interest rate, the maturity date (if applicable), the number of shares, and the principal amount of each transaction involved;

•	The nature of the transaction (i.e., purchase, sale, or any other type of acquisition or disposition);

•	The price of the security at which the transaction was effected;

•	The name of the broker, dealer, or bank with or through which the transaction was effected; and

•	The date that the report is submitted by the contractor

3.6. Training Requirements

As deemed necessary by the Code of Ethics staff, contractors will be required to complete training on Putnam’s Code of Ethics. Email notifications will be sent informing contractors of the requirements and the due date.

4. Insider Trading

4.1. Material, Non-Public Information and Insider Trading

Antifraud provisions of the U.S. securities laws, as well as the laws of other countries, generally prohibit persons who possess material, non-public information from trading on or communicating that information to others. Putnam’s policy calls for strict compliance with such laws. Unlawful trading while in possession of material, non-public information is a very serious matter and can be a crime punishable by imprisonment. There is also significant monetary liability for an inside trader, which can include liability to private plaintiffs and/or the Securities and Exchange Commission, which can seek a court order requiring a violator to pay back profits, as well as penalties substantially greater than those profits. In certain cases, controlling persons of inside traders, including supervisors of inside traders or Putnam itself, can be liable for penalties.

Contractors found to have conducted this activity will be immediately referred to the Code of Ethics Oversight Committee or Putnam’s Chief Executive Officer to determine the appropriate sanction, up to and including termination of work with Putnam.

While contractors working with Putnam’s Investment Division are most likely to come into contact with material, non-public information, the rules (and sanctions) in this area apply to all Putnam contractors. See Section 4.2 for information on what to do if you believe you may have material, non-public information.

4.2. Reporting and Restrictions

Any contractor who believes he or she is (or may be) in possession of material, non-public information must immediately contact Putnam’s Chief Compliance Officer or an attorney in Putnam’s Legal Department, and provide details on the information received and the source. The contractor must also take precautions to maintain the confidentiality of the information in question, and not share this information with anyone outside of Putnam’s Legal and Compliance Division. This provision does not, however, prevent any contractor who suspects possible violations of law or regulation from providing such information to Putnam’s Controller, Chief Compliance Officer, or Code of Ethics Officer through the Ombudsman or hotlines or through Putnam’s Human Resources department or to any governmental agency or entity, or self-regulatory authority, including but not limited to the Securities and Exchange Commission or the Financial Industry Regulatory Authority, or from making other disclosures that are protected under the whistleblower provisions of state or federal law or regulation.

After reviewing the facts and circumstances, Putnam’s Chief Compliance Officer or Putnam’s Legal Department will make a determination as to whether possession of the information warrants restricting trading activity in the issuer’s securities for client accounts as well as personal securities transactions for employees.

5. Business Ethics, Ombudsman, and Hotlines

5.1(a) if a Putnam contractor suspects that fraudulent, illegal, or other irregular activity (including violations of the Code of Ethics) might be occurring at Putnam, the activity should be reported immediately to Putnam’s Controller, Chief Compliance Officer, or Code of Ethics Officer through the Ombudsman or hotlines described below or through Putnam’s Human Resources department.

5.1(b) Putnam has established the office of the corporate ombudsman as a resource to help contractors address legal or ethical issues in the workplace and to allow contractors to voice concerns or seek clarity on issues. The Ombudsman provides a confidential, independent, and impartial source to contractors to discuss potential violations of law or of company standards without fear of retribution, and serves as a neutral party with no vested interest in a particular outcome.

5.1(c) A contractor who does not feel comfortable reporting activity in the manner described in 5.1(a) above may instead contact any of the following on an anonymous basis:

•	The Putnam Ethics hotline at 1-888-475-4210,

•	The Putnam Funds Trustees’ hotline at 1-866-858-4155, or

•	Putnam’s Ombudsman at 1-866-ombuds7 (866-662-8377).

5.1(d) Contractors will not be retaliated against for reporting information in good faith and in accordance with this Code. Putnam will not terminate the contractor’s service, demote, transfer to an undesirable assignment, or otherwise discriminate against or harass a contractor for calling attention to suspected unethical or illegal acts. It is a violation of this Code to intimidate or impose any other form of retaliation on a contractor who reports any actual or suspected illegal or unethical conduct. Putnam takes claims of retaliation very seriously and will promptly investigate allegations of retaliation, subjecting anyone found responsible for retaliating against a contractor who reported unethical or illegal conduct to disciplinary action up to and including termination of the contractor service. However, a contractor who knowingly makes a false report may be subject to discipline.

6. Sanctions

The Code of Ethics Oversight Committee has adopted the following minimum monetary sanctions for violations of the Code. These sanctions apply even if the exception results from inadvertence rather than intentional misbehavior. The Code of Ethics Oversight Committee will review and approve sanctions on contractors. However, the sanctions noted below are only minimums, and the Committee reserves the right to impose sanctions that it believes fit the circumstances, such as higher monetary sanctions, trading bans, suspension, or termination of work with Putnam. The Committee’s belief that a contractor has violated the Code of Ethics intentionally may result in more severe sanctions than outlined in the guidelines.

6.1. Sanctions for Violations of Sections 1* and 2

1st violation	$50
2nd violation	$100
3rd violation	Minimum monetary sanction as above with ban on all new personal securities transactions

*	Sanctions for trades that occur after a contractor is denied pre-clearance may be higher.

6.2. Sanctions for Violations of Section 3

1st violation	Warning
2nd violation	$25
3rd violation	$50

6.3 Sanctions for Violations of Section 4

All violations concerning the use of material, non-public information, failure to report inside information, or insider trading will be presented to the Code of Ethics Oversight Committee to determine the appropriate sanction, up to and including termination of the contractor’s service. Severe criminal penalties may also be imposed. The reference period for determining generally whether a violation is initial or subsequent will be three years.

7. Procedures for Determinations and Exemptions

No perceived ambiguity in the Code of Ethics shall excuse any violation. Any contractor who has a question concerning the applicability of the Code or believes the Code to be ambiguous in a particular situation should request a determination from the Code of Ethics Officer in advance of the conduct. Contractors may also request an exemption from the Code of Ethics if they do so in advance of the conduct or transaction.

Any contractor seeking a determination or exemption shall provide the Code of Ethics Officer with such information as the Code of Ethics Officer deems necessary to render the determination or make a decision on the exemption.